Exhibit 99.1

JinkoSolar Completes Name Change to Jinko Holdings Limited

ADSs continue to trade under “JKS”; Company to Enhance Transparency on Strategic Investment Portfolio

SHANGRAO, China, Oct. 23, 2026 /PRNewswire/ -- Jinko Holdings Limited (“Jinko Holdings” or the “Company”) (NYSE: JKS), formerly JinkoSolar Holding Co., Ltd., today announced that its new company name has taken effect following shareholder approval at its annual general meeting on October 21, 2026. The Company’s American depositary shares (“ADSs”) will begin trading on the New York Stock Exchange under the new name on October 23, 2026, with the ticker symbol “JKS” and CUSIP number unchanged. The Company has also adopted “晶科控股有限公司” as its dual foreign name.

The new name reflects the Company’s evolution into a holding company that better reflects its industrial foundation with a controlling interest in Jinko Solar Co., Ltd. (SSE: 688223), complemented by a growing portfolio of strategic investments in AI, renewable energy, advanced materials, and other frontier technologies.

Going forward, the Company intends to provide investors with quarterly updates on selected developments across its strategic investment portfolio, including value-realization events. The Company believes greater transparency will provide investors with a better understanding of its capital allocation priorities and how its investments contribute to shareholder value.

“Jinko Holdings better reflects who we are today,” said Dimi Du, Chief Executive Officer of Jinko Holdings Limited. “Technology is reshaping the value and applications of energy, from power generation to AI computing. We believe the growth of AI will bring energy and computing infrastructure ever closer together. As a holding company anchored in clean energy and investing in frontier technologies, we aim to pursue the new opportunities emerging from this convergence. We will maintain a disciplined approach to capital allocation, actively manage our investment portfolio and seek capital recycling opportunities, with the goal of enhancing capital efficiency and creating sustainable long-term value for our shareholders.”

The change of the Company’s name does not affect the rights of the Company’s existing shareholders or ADS holders. All existing share certificates bearing the former name of the Company will continue to be valid.

About Jinko Holdings Limited

Jinko Holdings (NYSE: JKS) is a holding company combining clean energy industrial operations and strategic investment in emerging technologies. Its industrial foundation is a controlling interest in Jinko Solar Co., Ltd. (SSE: 688223), a global leader in clean energy technology. The Company makes disciplined strategic investments in renewable energy, advanced materials, artificial intelligence, commercial space and other frontier technologies, drawing on its industrial experience and its ability to identify emerging technologies and bring them to commercial scale.

Through Jinko Solar Co., Ltd., the Company distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

Through Jinko Solar Co., Ltd., the Company has over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2026.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Jinko Holdings’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

Jinko Holdings Limited

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

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